Question 77Q-1

Subsequent Event

On December 5, 2005, the Board of Directors approved a plan to liquidate and dissolve the Funds. The liquidation of each Fund’s assets will commence effective as of the close of business on February 13, 2006. As soon as practicable after liquidation, shareholders of the Fund will receive a distribution equal to their proportionate interest in each respective Fund’s net assets.